ALGORHYTHM HOLDINGS, INC.

6301 NW 5th Way, Suite 2900

Fort Lauderdale, FL 33309

December 2, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Algorhythm Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-283178

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Algorhythm Holdings, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, Wednesday, December 4, 2024, or as soon as practicable thereafter.

Very truly yours,

Algorhythm Holdings, Inc.

By:	/s/ Gary Atkinson
Gary Atkinson
Chief Executive Officer